UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                           Wm. S. Barnickel & Company
                               c/o Jules Chasnoff
                          Lowenhaupt & Chasnoff, L.L.C.
                          10 South Broadway, Suite 600
                            St. Louis, MO 63102-1733
                                 (314) 241-5950
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                              (Page 1 of 24 pages)

---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1              SCHEDULE 13D               Page 2 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Bancshares, Inc.    43-0672260
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                 -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,558,332 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER            -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,547,702 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D               Page 3 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Trust Company 43-0497480
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [X]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            124,101 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER        5,434,231 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER        16,167 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER   5,531,535 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778  (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BK
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 4 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. S. Barnickel & Company  43-6029518
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER         5,337,360 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER    5,337,360 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D               Page 5 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o John S. Lehmann, Jr.  43-6401897
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ]          [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 6 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o Frederick W. Lehmann III  43-6401898
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ] [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1           SCHEDULE 13D                  Page 7 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Genevieve J. Brown  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ] [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER             5,846 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,375,850 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER        5,846 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,375,850 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1              SCHEDULE 13D               Page 8 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael V. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ] [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER                 200 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,375,063 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER            200 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,425,463 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D                Page 9 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William B. Janes  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ] [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               23,400 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER          5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          23,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER     5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ] [N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 10 of 24 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fairfax F. Pollnow  ###-##-####
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
-------------------------------------------------------------------------------
3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  [ ] [N/A]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               3,000 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          3,000 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    5,337,360 shares
PERSON WITH              (See Item 5 below)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,590,778 shares (See Item 5 below)
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ][N/A]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.30%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 11 of 24 Pages
--------------------------------------------------------------------------------

INTRODUCTORY NOTE.

     This statement is filed on behalf of Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve J. Brown, Michael
V. Janes, and William B. Janes (Genevieve J. Brown, Michael V. Janes and William
B. Janes are referred to herein collectively as the "Janeses") and Fairfax F. Pollnow. BBI, BTC, Barnickel Company, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, Jr., Michael V. Janes, William B. Janes and Fairfax F. Pollnow are hereinafter referred to as the "Reporting Persons."

     This Amendment No. 6 is being filed on behalf of the Reporting Persons and supplements and amends the information set forth in Schedule 13D filed on February 24, 1994, as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 filed on, respectively, April 8, 1994, July 11, 1994, December 9, 1994, February 10, 1995 and June 8, 1995 previously filed by the Reporting Persons and The William S. Barnickel Testamentary Trust, a former Missouri trust (the "Barnickel Trust").

     The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of capital stock of the Company ("Capital Stock") indicated below).

     Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.


ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby supplemented by the information set forth on Schedule V.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby supplemented as follows:

     Fairfax F. Pollnow acquired 1,000 shares of Capital Stock for investment purposes with $23,750 in personal funds and options for 2,000 shares of Capital Stock in his capacity as a director of the Company pursuant to the Company's 1993 Stock Incentive Plan.


ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby supplemented as follows:

     Barnickel Company intends to solicit written consents from the holders of shares of Capital Stock of the Company to (1) remove all of the members of the Board of Directors of the Company (and any person elected or designated by any of such directors to fill any vacancy or newly created directorship), other than Andrew B. Craig, III, Louis Fernandez, William E. Maritz, Fairfax F. Pollnow and Wayne J. Grace, and (2) elect Robert E. Kresko, John Peters MacCarthy, Robert H. Quenon, John C. Sexton and V. Raymond Stranghoener (collectively, the

CUSIP No. 716723 10 1                SCHEDULE 13D            Page 12 of 24 Pages
--------------------------------------------------------------------------------

"Nominees") as directors of the Company. These actions (collectively, the "Proposals") are designed to maximize stockholder value by electing directors who, if elected, and subject to their fiduciary duties, intend to analyze the financial and operating status of the Company and, if deemed to be in the best interests of the Company's stockholders, to pursue a process for the sale or merger of the Company on the most advantageous terms for all stockholders. The actions that the Nominees are expected to take once elected may include (i) consideration of an orderly process to review the Company's prospects and determine the best means of maximizing stockholder value, (ii) seeking an acquiror which would offer the most advantageous terms to the Company's stockholders, (iii) seeking to consult with the Company's present management and financial advisors in order to assist in such process, (iv) negotiating and executing a definitive agreement to implement a sale or merger, if appropriate,
(v) taking such actions as may be necessary to cause the Company's Rights Agreement dated as of March 28, 1994, as amended (the "Rights Agreement") to be inapplicable to a sale or merger, if appropriate, and (vi) approving a sale or merger under Section 203 of the Delaware General Corporation Law, if appropriate.

     Towards this end, on November 12, 1996, Barnickel Company filed preliminary consent solicitation materials with the Securities and Exchange Commission. This
Schedule 13D does not constitute a solicitation of consents, which will be made only pursuant to consent solicitation materials in accordance with the Section 14(a) of the Exchange Act and the rules and regulations thereunder.

     Barnickel has high regard for the members of the Company's Board of Directors and is not challenging their good faith or diligence regarding their view of the Company's future. The reason for this consent solicitation is an honest difference of opinion as to whether the projections underlying management's business plan are realistically achievable and whether this is the time to seek a sale of the Company. Barnickel firmly believes that the projections are not realistically achievable and that this is an opportune time to seek the sale of the Company.

     On November 12, 1996, Barnickel Company filed a complaint with the Delaware Court of Chancery against the Company, Paul H. Hatfield, Jerry B. Davis, Richard
L. O'Shields, Brian M. Rushton and Joseph T. Williams. The complaint challenges an interpretation of a provision of the Rights Agreement which the complaint alleges the Company will claim should be read as providing that Barnickel Company's attempt to obtain stockholders' support for the removal and election of directors of the Company pursuant to a public consent solicitation would cause Barnickel Company to be deemed the beneficial owner of shares of Capital Stock with respect to which consents were submitted pursuant to the solicitation. In other words, the complaint alleges that the Company will claim that the Rights would be triggered if holders of more than one percent of the shares of Capital Stock (beyond the level of beneficial ownership by Barnickel otherwise "grandfathered" by the Rights Agreement) execute consents to the action sought by Barnickel Company.

     The complaint also seeks declaratory, injunctive and other relief against a separate provision in the Rights Agreement which, under certain circumstances, provides that the decision to redeem the Rights issued thereunder will require the concurrence of a majority of Continuing Directors (as defined in the Rights Agreement). The complaint further alleges that, as a result of this provision, a majority of the Company's directors would be unable to exercise their fiduciary duties to approve and facilitate transactions they might believe were in the best interests of the Company and its stockholders.

CUSIP No. 716723 10 1                SCHEDULE 13D            Page 13 of 24 Pages
--------------------------------------------------------------------------------

     Finally, the complaint alleges that the Company and the defendant directors of the Company will take the position, which the complaint challenges, that, based on a provision in the Company's by-laws, directors of the Company cannot be removed from office or elected by written consent of stockholders, but instead must be elected at an annual meeting of the Company's stockholders.

     Barnickel Company has also filed with the Court a motion for summary judgment or, in the alternative, for a temporary restraining order.

     BTC and BBI are not participating in the solicitation of consents, have no agreements, arrangements or understandings with the other Reporting Persons regarding the Capital Stock or the consent solicitation (other than the Investment Advisory Account agreement described below in Item 6) and have not determined how the Capital Stock over which they have sole or shared voting power in other agency and fiduciary capacities will be treated in the consent solicitation. BTC intends to follow its General Fiduciary Policies and its Investment Division Operation Procedures to determine whether or not to grant consents with respect to the Capital Stock over which it exercises sole or shared voting power. BTC has sole voting power over approximately 33% of the outstanding shares of capital stock of Barnickel Company and shared voting power over approximately 37% of the outstanding shares of capital stock of Barnickel Company. BTC has sole dispositive power over approximately 15% and shared dispositive power over approximately 49% of the outstanding shares of capital stock of Barnickel Company. Accordingly, BTC may be deemed to be an affiliate of Barnickel Company. BTC holds such voting power and dispositive power as trustee of various trusts and in other fiduciary capacities and not as a principal.

     The Barnickel Trust has distributed the stock of Barnickel Company to the beneficiaries of the WSB Trust and holds no further interest in the Company, and has terminated in accordance with its terms. Accordingly, the Barnickel Trust is no longer in existence and this amendment to Schedule 13D constitutes the final amendment to Schedule 13D with respect to the Capital Stock by the Barnickel Trust.

     None of the Barnickel Trust (which is terminating its status as a Reporting Person) or the Lehmann Trusts (who are continuing their status as Reporting Persons) has any agreement, arrangement or understanding with any other Reporting Person with respect to the Capital Stock or the consent solicitation referred to above. Each Reporting Person will exercise such person's independent discretion regarding whether or not to submit a consent with respect to any shares of Capital Stock over which such person has or shares voting power.

     Michael V. Janes, Genevieve J. Brown, William B. Janes, Fairfax F. Pollnow, John C. Sexton and V. Raymond Stranghoener (the "Barnickel Company Directors"), who are individually directors of Barnickel Company and collectively constitute the Barnickel Company Board of Directors, may be deemed to be affiliates of Barnickel Company. One or more of the Barnickel Company Directors, in their capacities as directors of Barnickel Company, may participate in the solicitation of consents and may be deemed to have an agreement, arrangement or understanding with Barnickel Company as a result thereof.

     The Barnickel Company Directors, acting in their capacities as directors of Barnickel Company, have approved the filing of the consent materials and the commencement of the litigation described above, because as Barnickel Company Directors they believe that the Proposals and the other actions contemplated by the consent materials are in the best interests of both Barnickel Company and all other holders of Capital Stock. Each Barnickel Company Director, in his or her individual capacity, presently intends to submit a consent with respect to

CUSIP No. 716723 10 1               SCHEDULE 13D             Page 14 of 24 Pages
--------------------------------------------------------------------------------

any shares of Capital Stock over which he or she has or shares voting power in favor of the Proposals, if the consent solicitation is commenced. As is the case with any holder of shares of Capital Stock who submits a consent to the Proposals, each Barnickel Company Director, in his or her individual capacity, reserves the right to revoke any consent submitted, until such time as consents representing a majority of the outstanding shares of Capital Stock are submitted.

     The Lehmann Trusts do not have or share voting power over any shares of Capital Stock and, accordingly, will not submit consents.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The following supplements and amends Item 5 of Amendment No. 5 of the
Schedule 13D.

     Information concerning the percentage of outstanding shares of Capital Stock beneficially owned is based on 11,341,448 shares of Capital Stock outstanding as of August 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1996. The filing of this
Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares of Capital Stock indicated below.

     (a) The Reporting Persons may be deemed collectively to beneficially own 5,590,778 shares of Capital Stock, or 49.30% by reason of their potential group status. Independently of such potential group status, BBI and BTC may be deemed to beneficially own 220,972 shares of Capital Stock.

     Fairfax F. Pollnow beneficially owns 3,000 shares of Capital Stock, or less than 1.0%, in his individual capacity, apart from the potential group, including presently exercisable options to acquire 2,000 shares of Capital Stock.

     Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than the 5,337,360 shares of Capital Stock owned by Barnickel Company, beneficially owned by certain members of the potential group.

     (b) BBI as the owner of 100% of the outstanding capital stock of BTC may be deemed to have shared voting power over 220,972 shares of capital stock of Barnickel Company and shared dispositive power over 210,342 shares of capital stock of Barnickel Company. Of the 220,972 shares of capital stock of Barnickel Company it may be deemed to beneficially own, BTC has sole voting power over 124,101 shares of capital stock of Barnickel Company; shared voting power over 96,871 shares of capital stock of Barnickel Company; sole dispositive power over 16,167 shares of capital stock of Barnickel Company; and shared dispositive power over 194,175 shares of capital stock of Barnickel Company.

     Genevieve J. Brown may be deemed to have sole voting and dispositive power over 5,846 shares of Capital Stock and shared voting and dispositive power over 5,375,850 shares of Capital Stock, including, 5,337,360 shares of Capital Stock held by Barnickel Company.

     Michael V. Janes may be deemed to have shared voting authority over 5,375,063 shares of Capital Stock and shared dispositive power over 5,425,463 shares of Capital Stock, including 5,337,360 shares of Capital Stock held by Barnickel Company.

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 15 of 24 Pages
--------------------------------------------------------------------------------

     William B. Janes may be deemed to have sole voting and sole dispositive power over 23,400 shares of Capital Stock and shared voting and dispositive power over 5,337,360 shares of Capital Stock held by Barnickel Company.

     Fairfax F. Pollnow has sole voting and dispositive power over 3,000 shares of Capital Stock, including presently exercisable options to acquire 2,000 shares of Capital Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Barnickel Company entered into a letter agreement with Morgan Stanley & Co. Incorporated, dated April 6, 1996, for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement is filed as Exhibit 7 to this Amendment No. 6.

     Barnickel Company entered into an Investment Advisory Account agreement with BTC, dated May 1, 1995, pursuant to which Barnickel Company receives certain investment advice, including with respect to the shares of Capital Stock of the Company. For these services, Barnickel Company pays BTC fees which vary depending on the services provided in accordance with a published fee schedule. A copy of the agreement is filed as Exhibit 8 to this Amendment No. 6.

     Messrs. Pollnow, Stranghoener and Sexton, each of whom is a director of Barnickel Company, have been and are expected to be instrumental in assisting Barnickel Company in pursuing its goals of liquidity, diversification, value maximization and equality of treatment of all Company stockholders. Barnickel Company's Board of Directors anticipates compensating such individuals for their efforts in amounts to be determined in the future. While no understanding currently exists, consideration has been given to amounts that would be significant for such individuals and which would not be contingent on the success of the consent solicitation, the occurrence of any transaction involving Barnickel Company or the Company or their actions as directors of the Company.

     Messrs. Kresko, MacCarthy and Quenon, each of whom is a Barnickel Company nominee but not a director, officer or employee of Barnickel Company, will not receive any compensation from Barnickel Company, although they will be indemnified and have expenses reimbursed in connection with the consent solicitation.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following additional exhibits are filed with this Amendment No. 6:

     Exhibit 1. Power of Attorney of BBI

     Exhibit 2. Power of Attorney of Barnickel Company

     Exhibit 3. Power of Attorney of Genevieve J. Brown

     Exhibit 4. Power of Attorney of Michael V. Janes

     Exhibit 5. Power of Attorney of William B. Janes

     Exhibit 6. Power of Attorney of Fairfax F. Pollnow

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 16 of 24 Pages
--------------------------------------------------------------------------------


     Exhibit 7. Engagement letter agreement between Morgan Stanley & Co.
                Incorporated and Barnickel Company, dated April 6, 1996

     Exhibit 8. Investment Advisory Account agreement between Barnickel Company and BTC, dated May 1, 1995.

CUSIP No. 716723 10 1                 SCHEDULE 13D           Page 17 of 24 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of November 12, 1996.

                               BOATMEN'S BANCSHARES, INC.

                               /S/ BRUCE L. TALEN
                               -------------------------------------------------
                                                  Signature

                               Bruce L. Talen, Attorney-in-Fact
                               -------------------------------------------------
                                                (Name/Title)

                               BOATMEN'S TRUST COMPANY

                               /S/ BRUCE L. TALEN
                               -------------------------------------------------
                                                  Signature

                               Bruce L. Talen, Vice President
                               -------------------------------------------------
                                                (Name/Title)

                               WM. S. BARNICKEL & COMPANY

                               /S/ BRUCE L. TALEN
                               -------------------------------------------------
                                                 Signature

                               Bruce L. Talen, Attorney-in-Fact
                               -------------------------------------------------
                                                (Name/Title)

                               JOHN S. LEHMANN TRUST F/B/O
                               FREDERICK W. LEHMANN III

                               By: Boatmen's Trust Company, Trustee

                               By: /S/ BRUCE L. TALEN
                                   ---------------------------------------------
                                   Bruce L. Talen, Vice President

CUSIP No. 716723 10 1                SCHEDULE 13D            Page 18 of 24 Pages
--------------------------------------------------------------------------------

                               JOHN S. LEHMANN TRUST F/B/O
                               JOHN S. LEHMANN, JR.

                               By: Boatmen's Trust Company, Trustee

                               By: /S/ BRUCE L. TALEN
                                   ---------------------------------------------
                                   Bruce L. Talen, Vice President

                                  /S/ GENEVIEVE J. BROWN*
                                  ----------------------------------------------
                                  Genevieve J. Brown

                                  /S/ MICHAEL V. JANES*
                                  ----------------------------------------------
                                  Michael V. Janes

                                  /S/ WILLIAM B. JANES*
                                  ----------------------------------------------
                                  William B. Janes

                                  /S/ FAIRFAX F. POLLNOW*
                                  ----------------------------------------------
                                  Fairfax F. Pollnow

*  By: /S/ BRUCE L. TALEN
       -----------------------------------
       Bruce L. Talen, as attorney-in-fact

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 19 of 24 Pages
--------------------------------------------------------------------------------

                               INDEX OF SCHEDULES

Schedule I     Directors and Executive Officers of BBI

Schedule II    Directors and Executive Officers of BTC

Schedule V     Certain Legal Proceedings regarding BTC or BBI

Schedule VIII  Transactions During the Past Sixty Days

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 20 of 24 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF BBI

     The following information supplements and amends Schedule I of Amendment No. 5 to the Schedule 13D regarding the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI), and citizenship of each of the directors and executive officers of BBI:

     DARNELL G. KNUDSON, Executive Vice President of BBI, Chairman, President and Chief Executive Officer of Bank IV, N.A., a subsidiary of BBI, 100 N. Broadway, Wichita, KS 67201.

     RUSSELL W. MEYER, JR., Chairman and Chief Executive Officer, The Cessna Aircraft Company, a general aviation aircraft manufacturer, One Cessna Blvd., Wichita, KS 67215.

     JERRY E. RITTER, Director of BBI; Chairman of the Board, Kiel Center Partners, L.P., 1401 Clark Street, St. Louis, MO 63103; U.S.A.

     JACQUELYN L. DEZORT, Senior Vice President and Auditor of BBI, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A

     ARTHUR J. FLEISHER, Senior Vice President - Human Resources, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

     THOMAS P. JOHNSON, JR., Executive Vice President of BBI, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

     JOHN MORTON, III, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.


Additionally, John Peters MacCarthy and Andrew E. Newman are no longer directors of BBI. Further, J. Robert Brubaker is no longer an executive officer of BBI.

CUSIP No. 716723 10 1              SCHEDULE 13D              Page 21 of 24 Pages
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                                   SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF BTC

     The following information supplements and amends Schedule II of Amendment No. 5 to the Schedule 13D regarding the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI or BTC), and citizenship of each of the directors and executive officers of BTC:

     MARY JAN BLOCK, Executive Vice President of BTC; U.S.A

     LYLE W. BRIZENDINE, Executive Vice President of BTC; U.S.A.

     J.J. LANDERS CARNAL, Executive Vice President of BTC; Switzerland and
U.S.A.

     JOHN S. COLE, Executive Vice President of BTC; U.S.A.

     DONALD DANFORTH, JR., Director of BTC; President, Danforth Agri-Resources, Inc., a diversified investments and management company; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

     JOHN C. DANFORTH, Partner, Bryan Cave LLP, One Metropolitan Square, 211 N. Broadway, Suite 3600, St. Louis, MO 63102; U.S.A.

     THOMAS S. DARNALL, JR. Executive Vice President of BTC; U.S.A.

     JOSEPH J. GAZZOLI, Executive Vice President; U.S.A.

     ROBERT B. HOFFMAN, Senior Vice President and Chief Financial Officer, Monsanto Company, 800 North Lindbergh Blvd., St. Louis, MO 63167; U.S.A.

     KIMBERLY A. OLSON, Executive Vice President, Group One Capital, Inc., 1611 Des Peres Road, St. Louis, MO 63131; U.S.A.

     JERRY E. RITTER, Director of BTC; Chairman of the Board, Kiel Center Partners, L.P., 1401 Clark Street, St. Louis, MO 63103; U.S.A.

     V. RAYMOND STRANGHOENER, Executive Vice President, General Counsel and Secretary of BTC.


Additionally, George K. Conant and Louis S. Sachs are no longer directors of
BTC.

CUSIP No. 716723 10 1               SCHEDULE 13D             Page 22 of 24 Pages
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                                   SCHEDULE V

                 CERTAIN LEGAL PROCEEDINGS REGARDING BTC OR BBI

     I. Boatmen's Investment Services is a wholly-owned subsidiary of Boatmen's National Bank of St. Louis (the "Bank"), a financial institution registered as a government securities broker-dealer. On January 15, 1992, the Bank, without admitting or denying the findings therein, consented to the entry of an Order by the Office of the Comptroller of the Currency (the "OCC") in which the OCC alleged that the Bank made and kept certain records that did not accurately reflect the Bank's customers' orders pertaining to the offer or sale of unsecured debt securities issued by government sponsored enterprises ("GSEs").

     The OCC Order imposed the following sanctions: (a) that the Bank cease and desist from committing or causing any violation, and from committing or causing any future violation of 17 C.F.R. Part 404, pursuant to Section 15C of the Exchange Act, and 12 C.F.R. Part 12, in connection with any primary distribution of unsecured debt securities issued by GSEs; (b) that the Bank maintain, or within 60 days of the entry of the Order, develop, implement and thereafter maintain, policies and procedures reasonably designed to ensure the Bank's future compliance with the provisions of Section 15C of the Exchange Act in connection with same; and (c) that the Bank pay the Comptroller of the Currency a civil money penalty in the amount of $25,000.

     In connection with the action taken by the OCC, the Securities and Exchange Commission (the "SEC") expressly did not disallow the Bank's use of any exemptions from securities registration under Regulations A and D of the Securities Act of 1933.

     II. On May 20, 1996, Boatmen's Investment Services of Arkansas, Inc., ("BISA"), formerly known as Worthen Investments, Inc., without admitting or denying the findings therein, agreed to the entry of a Consent Order (the "Order") by the Arkansas Securities Commissioner (the "Commissioner"). The Consent Order alleged that BISA, through its officers and agents, engaged in unethical sales practices through the use of misleading sales literature, the failure to assess investor suitability, and the failure to supervise its agents in connection with the foregoing. BISA consented to the entry of the Order solely for the purpose of settlement of the proceedings, and in doing so expressly denied any responsibility or liability for any of the allegations therein.

     Pursuant to the Order, BISA made the following undertakings: (a) to make offers of rescission to customers who owned shares of certain closed-end diversified management investment companies, as well as to customers who had sold their shares of same, and to customers who had purchased shares of same through a dividend reinvestment plan; (b) to establish an investment committee to meet on a quarterly basis for two years following the entry of the Order to review the sales of all securities by agents with respect to investor suitability and the use of sales literature, and to provide the Commissioner with the minutes of the meetings thereof; (c) to conduct quarterly compliance reviews of all securities sold by agents with respect to the foregoing, and to provide the Commissioner with reports thereof; and (d) to provide continuing education to all agents, in the areas of sales practices, product knowledge, use of sales literature, suitability, disclosure and regulatory requirements, every four months for a period of two years.

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 23 of 24 Pages
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     Further, the Order sanctioned two agents of BISA in connection with the foregoing: the agents were required to pay fines to the Commissioner in the amount of $5,000 each; one agent's registration was conditioned for 30 days upon his not engaging in or being employed in any supervisory, principal or proprietary status; the other agent's registration was suspended for 30 days, with credit for the period of suspension previously imposed by BISA.

     The Commissioner expressly did not revoke BISA registration as a broker-dealer in Arkansas, and did not deny BISA or its affiliates the use of any exemptions from registration available under the Arkansas Securities Act or Rules.

CUSIP No. 716723 10 1            SCHEDULE 13D                Page 24 of 24 Pages
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                                  SCHEDULE VIII

                    TRANSACTIONS DURING THE PAST SIXTY DAYS*

                             Date of      Number     Price       Description
    Identity of Person     Transaction  of Shares  Per Share    of Transaction
-------------------------  -----------  ---------  ---------  ------------------
BTC, as custodian          10/4/96         23,400     N/A     Distribution to
                                                              William B. Janes

William B. Janes           10/4/96         23,400     N/A     Withdraw from
                                                              Custody Account

BTC and Michael V. Janes,  10/16/96         8,399     N/A     Distribution from
as co-trustees                                                trust pursuant to
                                                              its terms

BTC and Michael V. Janes,  10/18/96           560     N/A     Distribution from
as co-trustees                                                trust pursuant to
                                                              its terms

BTC and Michael V. Janes,  10/18/96           134     N/A     Distribution from
as co-trustees                                                trust pursuant to
                                                              its terms

BTC and Michael V. Janes,  10/20/96           600     N/A     Distribution from
as co-trustees                                                trust pursuant to
                                                              its terms

---------------

* Computed from November 12, 1996